Operating Agreement

Green and Gold, LLC
OPERATING AGREEMENT

This Operating Agreement is entered into as of September 24, 2020 by the signatories to this Agreement (each a "Member," collectively the "Members"). The Members desire to form a limited liability company pursuant to the Colorado Limited Liability Company Act (the "Act") upon the following terms and conditions:

ARTICLE I
Name, Place of Business, and Agent

The name of the Company is Green and Gold, LLC. Its principal place of business is 117 N. Sherwood St., Fort Collins, CO 80521, or such other place or places as the Members may hereafter determine. Its agent in the State of Colorado is Anders Lindwall whose address is 117 N. Sherwood St., Fort Collins, CO 80521.

ARTICLE II
Business, Purpose, and Term of Company

Section 2.1 *Purposes.* The purpose of the Company shall be to develop and produce a motion picture based on the feature film length screenplay tentatively titled "God Loves the Green Bay Packers" and all such things related to such business for which limited liability companies may be formed under the Act.

Section 2.2 *Term of Company.* The term of the Company shall commence today, the date the Articles of Organization are filed with the State of Colorado in accordance with the provisions of the Act and shall continue on a perpetual basis unless dissolved pursuant to Article VI of this Agreement.

ARTICLE III
Capital Contributions

Section 3.1 *Capital Contributions by Members.* Capital Contributions shall be made from time to time as the Members shall unanimously determine and agree.

Section 3.2 *Capital Accounts.* A Capital Account shall be maintained for each Member to which shall be credited (i) the Member's Capital Contributions (if any), and (ii) all Company revenues (if any) allocable to such Member. On a pro-rata basis, each Member's Capital Account shall be debited with (i) all costs, expenses, and losses of the Company and (ii) the amount of any distributions (including return of capital) made to such Member. No interest shall be paid on a Member's Capital Account.

ARTICLE IV
Allocation of Profits and Distributions

Section 4.1 *Allocation of Profits and Losses.* All profits and losses of the Company shall be allocated to the Members in accordance with their ownership percentages. The ownership percentages of the Members shall be as follows:

Anders Lindwall	50%
Davin Lindwall	50%

The ownership percentages of the Members may be modified by unanimous approval of the Members.

Section 4.2 *Allocation of Distributions.* All distributions of cash or other assets of the Company shall be made to the Members when and as determined by the Members.

ARTICLE V
Management of the Company

Section 5.1 *General.* The Company shall be managed by its two Managers, identified as: Anders Lindwall and Davin Lindwall. The Managers, upon their unanimous consent, shall each have the right, power and authority to manage, direct and control all of the business and affairs of the Company, to transact business on behalf of the Company, to sign for the Company or on behalf of the Company or otherwise to bind the Company.

Section 5.2 *Powers of the Managers.* The Managers shall have the right, power and authority, in the management of the business and affairs of the Company, to do or cause to be done any and all acts approved by both Managers and deemed by the Managers to be necessary or appropriate to effectuate the business, purposes and objectives of the Company at the expense of the Company, including but not limited to the execution of all documents or instruments in all matters necessary, desirable, convenient or incidental to the purpose of the Company.

Section 5.3 *Officers.* The Managers may appoint individuals with or without such titles as they may elect, including the titles of President, Vice President, Treasurer, and Secretary, to act on behalf of the Company with such power and authority as the Managers may delegate in writing to any such persons.

Section 5.4 *Appointment of Secretary.* The Managers hereby appoint Davin Lindwall as the Company's Secretary with full power and authority to undertake such role and its attendant duties.

Section 5.5. *Resolution of Company.* The Company, by unanimous consent of its Managers, hereby resolves to enter into the 2011 Agreement for Independent Producers of Theatrical Motion Pictures with Screen Actors Guild-American Federation of Television and Radio Artists, and that Davin Lindwall, Company's Secretary, is hereby authorized to execute such agreement on behalf of Company.

Section 5.6 *Reliance by Third Parties.* Any person or entity dealing with the Company may rely on a certificate signed by a Manager as to:
> (i) The identity of the Members and Managers;
> (ii) The existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Member or Managers, or are in any matter germane to the affairs of the Company;
> (iii) The persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or
> (iv) Any act or failure to act by the Company or as to any other matter whatsoever involving the Company.

Section 5.7 *Actions Requiring Member Approval.* Notwithstanding any other provision of this Agreement, the unanimous written consent of the Members shall be required to approve the following matters:
> (i) The dissolution or winding up of the Company;
> (ii) The merger or consolidation of the Company;
> (iii) The sale, transfer, contribution, exchange, mortgage, pledge, encumbrance, lease or other disposition or transfer of all or substantially all of the assets of the Company, except as necessary to complete any and all aspects of the 2011 Agreement for Independent Producers of Theatrical Motion Pictures with Screen Actors Guild-American Federation of Television and Radio Artists, in which case any of the Managers may enter into such agreements on behalf of Company and unanimous Member approval shall not be required;
> (iv) The declaration of any distributions by the Company; and
> (v) Amendments to this Agreement.

ARTICLE VI
Dissolution

The Company shall be dissolved, and shall terminate and wind up its affairs, upon the first to occur of the following:
> (a) The determination by the Members to dissolve the Company; or
> (b) The entry of a decree of judicial dissolution pursuant to the Act.

ARTICLE VII
Governing Law and Jurisdiction

This Agreement, including its existence, validity, construction and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Colorado (without regard to principles of conflicts of laws).

ARTICLE VIII
Indemnification

Section 8.1 *Indemnification and Liability.* (a) To the maximum extent permitted by applicable law, the Managers shall not be liable to the Company or any other third party (i) for mistakes of judgment, (ii) for any act or omission suffered or taken by such Manager, or (iii) for losses due to any such mistakes, action or inaction.
> (b) Except as may be restricted by applicable law, the Managers shall not be liable for and the Company shall

indemnify the Managers against, and agrees to hold the Managers harmless from, all liabilities and claims (including reasonable attorney's fees and expenses in defending against such liabilities and claims) against the Managers, or any of them, arising from the Managers' performance of duties in conformance with the terms of this Agreement.

(c) The Managers may consult with legal counsel or accountants selected by the Managers and, to the maximum extent permitted by applicable law, any action or omission suffered or taken in good faith in reliance and in accordance with the written opinion or advice of any such counsel or accountants (provided such counsel or accountants have been selected with reasonable care) shall be fully protected and justified with respect to the action or omission so suffered or taken.

ARTICLE IX
Assignment of Interests

Upon prior approval of all the Members, a Member may Transfer all or part of his or her Membership Interest in the Company. Any attempt by a Member to Transfer all or part of his or her Membership Interest in the Company without the prior approval of all the Members shall be void.

ARTICLE X
Winding Up and Distribution of Assets

Section 10.1 *Winding Up.* If the Company is dissolved, the Managers shall wind up the affairs of the Company.

Section 10.2 *Distribution of Assets.* Upon the winding up of the Company, subject to the provisions of the Act, the Members shall pay or make reasonable provision to pay all claims and obligations of the Company, including all costs and expenses of the liquidation and all contingent, conditional or unmatured claims and obligations that are known to the Members but for which the identity of the claimant is unknown. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims and obligations of equal priority, ratably to the extent of assets available therefor. Any remaining assets shall be distributed to the Members.

ARTICLE XI
Definitions

As used herein, the following terms shall have the indicated definitions.

"Articles of Organization" means the Articles of Organization of the Company as filed with the Colorado Secretary of State, as the same may be amended from time to time.

"Agreement" means this Operating Agreement, as may be amended from time to time.

"Capital Account" means a separate accounting maintained with respect to each Member pursuant to Section 3.2 of this Agreement.

"Capital Contribution" means a contribution by a Member to the capital of the Company.

"Company" means Church Camp, LLC, a Colorado limited liability company.

"Member" means each of the signatories to this Agreement.

"Membership Interest" means the ownership interest of each Member in the Company, including any and all rights, powers, benefits, duties or obligations conferred or imposed on a Member under the Act or this Agreement.

"Transfer" means a transfer, assignment, pledge or encumbrance relative to any Membership Interest in the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members have executed and delivered this Operating Agreement as of the day and year first above written.

MEMBERS/MANAGERS:

Davin Lindwall

Sign._____

Address:_____121 N Sunset St_____

_____Fort Collins, CO 80521_____

Anders Lindwall

Sign._____

Address:_____117 N. Sherwood St._____

_____Fort Collins, CO 80521_____